FILED BY GREEN BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PATRIOT BANCSHARES, INC.

COMMISSION FILE NO. 132-02795

The following is a transcript of a conference call hosted by Green Bancorp, Inc. (“Green”) on July 28, 2015, in connection with Green’s announcement of results for the second quarter and six months ended June 30, 2015 which includes references to the previously announced definitive agreement and plan of merger entered into by Green and Patriot Bancshares, Inc. (“Patriot”) .

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green’s and Patriot’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green’s and Patriot’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green and Patriot. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Green’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green with the SEC may be obtained free of charge at Green’s investor relations website at investors.greenbank.com or at the SEC’s website at

www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green has filed a registration statement on Form S-4 with the SEC which includes a joint proxy statement of Patriot and Green and a prospectus of Green, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Patriot and Green are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green by writing to the address provided above.

Green and Patriot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green’s participants may be found in the definitive proxy statement of Green relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

C O R P O R A T E   P A R T I C I P A N T S

John Durie, Executive Vice President & Chief Financial Office

Manuel Mehos, Chairman of the Board & Chief Executive Officer

Geoffrey Greenwade, President & Chief Executive Officer of the Bank

Donald Perschbacher, Executive Vice President & Corporate Chief Credit Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Jon Arfstrom, RBC Capital Markets

Kevin Fitzsimmons, Hovde Group

Preeti Dixit, JPMorgan

Brad Milsaps, Sandler O’Neill

Michael Young, SunTrust Robinson Humphrey

P R E S E N T A T I O N

Operator:

Good afternoon, ladies and gentlemen and welcome to the Green Bancorp Second Quarter 2015 Earnings Conference Call.  During today’s presentation all parties will be in a listen only mode.  Following the presentation the conference will be open for questions with instructions to follow at that time.  As a reminder, this conference is being recorded.  I would now like to turn the call over to Mr.  John Durie, Executive Vice President and Chief Financial Officer of Green Bancorp and Green Bank.  Thank you, sir.  Please go ahead.

John Durie:

Thank you Operator, and good afternoon everyone.  We appreciate your participation in our second quarter 2015 earnings call.  With me today are Manny Mehos, Chairman of the Board & Chief Executive Officer of the Company.  Jeff Greenwade, President of the Company and Chief Executive Officer of the Bank and Donald Perschbacher, Corporate Chief Credit Officer of the Company and the Bank.

As a reminder a replay of this call will be available through 11:59 p.m.  Eastern Time on August 4, 2015.  A Slide deck to complement our discussion is available on our website at investors.greenbank.com.  Many of our remarks today contain forward-looking statements based on current expectations.  These statements may often be identified with works such as “expect,” “anticipate,” “believe,” or similar indications of future expectations.  Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct.  These forward-looking statements are subject to known and unknown risks and uncertainties, in addition to other factors, as well as general economic conditions.  Should one or more of these risks or uncertainties materialize or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those we express today, and we may not be required to update such information.  Additionally, let me refer you to our second quarter 2015 earnings press release and our other public filings including the risk factors in our 10-K where you will find factors that could cause actual results to differ materially from these forward-looking statements.

Now, I’ll turn the call over to Manny.  Manny?

Manuel Mehos:

Thank you, John, and good afternoon, everyone.  We appreciate your time and attention this afternoon.  Following our comments we will open the call to your questions.  Turning to Slide 4, I am pleased with our performance this quarter as we continue to execute on our strategic plan of building Green Bank into a premier middle-market Texas bank through both organic growth and disciplined strategic acquisitions.  Furthermore I believe our strong quarterly results demonstrate the resiliency and diversity of the Texas economy.

Turning to our specific results, loan growth for the quarter exceeded our expectations as Geoff will comment on in a moment.  The economic environment in our core markets is vibrant and our bankers are experiencing healthy deal flow as our loan pipeline continues to be robust.  Credit metrics remained strong despite the dissidence we have seen in energy prices including the most recent sell off in oil.  This is particularly encouraging as we have now seen over six months of borrowed performance in current lower price environment.

As Donald I discuss we’re working very closely with our customers to proactively manage our risk.  Given the environment we’re taking a conservative approach to evaluating our portfolio into new credit selection.  As a result, we’ve initiated a few great changes in our energy related exposure within past rated categories which reflect our cost issue approach and move two loans to classify status.  We do not expect to incur any material losses on these loans.  Our loan pricing and net interest margin continued to perform within our expected range even as we see continued pricing competition from local banks.

Turning to Slide 5, we announced our merger with Patriot Bancshares in May which we expect to close in the fourth quarter of this year.  Upon completion Green Bank will have approximately $3.6 billion in assets, $2.8 billion in gross loans, and $3 billion in deposits across 23 branches.  We will be the 15th largest bank headquartered in Texas.  What makes Patriot such an attractive merger partner is their complementary branch network and lending focus that will strengthen our presence in both the Houston and Dallas markets.  The increased scale in our core markets will better position Green Bank to increase market share and grow organically and we expect the acquisition to be accretive to earnings.

To conclude we have not yet purchased any shares under our existing $15 million authorization.  As we indicated when we announced the share repurchase program we would be opportunistic and our preference would be to invest capital in our business and that is what we’re accomplishing with Patriot merger.  We will continue to evaluate all uses of excess capital going forward and the repurchase program remains in place.

I would now like to turn the call over to Geoff.  Geoff.

Geoffrey Greenwade:

Thank you Manny and good afternoon everyone.  Turning to Slide 6, during the second quarter our total deposits increased $93 million or 5% to $2 billion from the first quarter of 2015 and increased to $179 million or 10% from year end 2014.  The quarterly increase included a temporary balance increase of approximately $95 million from a title company customer that moved out in early July.  Our average total deposits for the second quarter of 2015 were $1.9 billion, an increase of $71 million or 4% when compared to the first quarter of 2015.  Our deposit base remains well diversified and our cost of deposits, including demand deposits, was 48 basis point.

Turning to Slide 7, during the second quarter, total loans increased to $1.9 billion and $84 million or 5% increase from the prior quarter and a $96 million or 5% increase from year end 2014.  Loan production for the second quarter was a strong $188 million partially offset by loan payoffs a $106 million which included energy-related reductions of $9 million.  Our pay-off experience exceeded our expectations.  It is important to stress our belief that this level of pay-off activity is indicative of a level of economic vitality which has driven property sales or permanent financing opportunities for our borrowers.

In very few instances do we lose a customer when a loan pays off?  It is generally event related with respect to the collateral or the borrower.  We are pleased that these payoffs were more than offset by a very strong loan production as they were in the first quarter.  Mortgage Warehouse leading has contributed $89 million to our total loan production of $282 million thus far in 2015.  This sector has a relationship component based on becoming the lender of choice.  It also has a short-term seasonal component that may cause balance fluctuations at various times during the year.

Finally, it has a long-term seasonal component that may cause balance fluctuations as mortgage lending ebbs and flows with the economic and interest-rate cycles.  We have allocated significant resources to build this line of business.  We believe through exceptional service, focused understanding of our customer’s business models and fair pricing that we have positioned ourselves as the primary or secondary lender for many of our Warehouse customers.  This relationship component should position our bank to have attractive Warehouse balances is outstanding even when the short-term and the long-term seasonal components impact other Warehouse lenders.

Turning to Slide 8, our loan generation pipeline is robust and our bankers have excess production capacity to take advantage of opportunities.  The Patriot merger will add over 15 seasoned bankers across nine new offices in Houston and Dallas to build our loan book.  Given our strong quarterly loan growth combined with an economic environment remains encouraging despite the current level of energy prices.  We are confident in our 10% loan growth expectation for the year.  As Manny mentioned, we are delighted with the Patriot merger that we announced in May.  All regulatory applications have been filed and we are hopeful we will be welcoming the Patriot customers and employees to Green Bank in the fourth quarter.

With that I would like to turn the call over to Donald for a credit update.  Donald?

Donald Perschbacher:

Thank you Geoff.  Good afternoon everyone.  If you will refer to Slide 9, our asset quality remains strong with non-performing assets totaling $11.3 million or 0.47% of period end total assets at June 30, 2015 compared with $14.2 million or 0.63% of period end total assets at March 31, 2015.  We expect continued improvement in NPAs as we sold a 2.7 million piece of ORE in early July.  Classified assets increased by $23.6 million to $54 million or 19.03% of regulatory capital during the second quarter.

This increase included a downgrade of a $10.5 million oil field service related credit and a $6.4 E&P loan.  Neither of these loans were deemed impaired and no material loss is expected.  We have also initiated some changes to monitor status within our past category for some of our energy-related exposure.  These moves were made in abundance of caution and reflect our vigilant monitoring of these portfolio segment.  We recorded a provision for loan losses of $805,000 in the second quarter of 2015 compared to $1.5 million provision in the first quarter.

Second quarter charge-offs were only $55,000 bringing our year-to-date net recovery position to $377,000.  Our allowance for loan losses was 0.97% of total loans at June 30, 2015 compared with 0.97% of total loans at March 31, 2015.  The total general reserves on the energy portfolio inclusive of the special allocation made in the fourth quarter of 2014 stood at 1.33%.  It should be noted these are general portfolio reserves and are not tied to specific loss expectations on any single credit.

At June 30, 2015 our allowance for loan losses was 1.07% of total loans excluding acquired loans.  Further, our allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount was 1.11% at quarter end.

Turning to Slide 10, as Geoff mentioned balances in the energy segment were reduced during the quarter with oil field service related balances down $9 million and reserve base balances down slightly.  At June 30, 2015 oil field service loans represented 4.1% of total loans and reserve base loans represented 7.3% of total loans down sharply from 8% and 10.6% respectively at September 30, 2014 before the energy price decline.  We remain cautious but we believe the credit risk in this part of our portfolio remains contained and will continue to perform in the current or lower price environment.

I will now turn the call over to John.

John Durie:

Thanks Donald.  Please refer to Slide 11.  Net income for the second quarter 2015 was $0.16 per diluted common share or $4.1 million.  This compares to $0.18 per diluted share in the first quarter of 2015.  EPS and net income excluding the impact of $2 million in one-time acquisition related expenses would have been $0.20 and $5.4 million respectively.

Slide 12 presents our net interest income before provision.  Net interest income before provision for the second quarter improved from the first quarter of 2015 to $20.9 million due primarily to increased loan volume.  Our net interest margin was 3.84% for the second quarter of 2015 which compares to 3.93% for the first quarter.  We continue to project the net interest margin will be in the range of 3.8% to 3.9%.  The average loan rate excluding the accretion and net discount accretion was 4.47% which included five basis points related to recovered charge-off interest down from 4.50% in the first quarter.  Loan yield was 4.86% for the second quarter as a result of the contribution of early payoffs of 15 basis points net discount accretion of 5 basis points and fee accretion and other factors of 19 basis points.  Our net accretable (phon) discount on acquired loans stood at $2.2 million at quarter end.

Turning to Slide 13.  We remain uncertain as to when the Federal Reserve may begin to raise short-term interest-rates and the pace at which they will initiate further increases once the first rate hike is announced.  We are still well-positioned to benefit from rising short-term rates with minimal exposure to the long end of the yield curve.

Referring to Slide 14.  For the quarter ended June 30, 2015, non-interest income totaled $3 million and $870,000 an increase from the prior quarter.  Quarter-over-quarter gain on sale of government guaranteed loans was up $315,000.

Loan fees not accreted to yield were up $300,000 with prepayment penalties contributing $240,000 to that increase and customer service fees were up $54,000.

As reflected on Slide 15, for the quarter ended June 30, 2015 non-interest expense totaled $16.6 million.  Non-interest expense included $2 million of one-time acquisition related expenses and a $375,000 write-down on ORE.  Excluding these expenses puts us generally in line with the prior quarter.

Slide 16 reports our efficiency ratio for the second quarter excluding one-time acquisition expenses at 61.1% up slightly from our first quarter ratio of 59.9%.  Our efficiency ratio for the second quarter excluding both the one-time acquisition expenses and the write-down on ORE would have been 59.5%.  The efficiency ratio for the second quarter including all of these expenses was 69.4%.

With that let me turn the presentation back to Manny for some final remarks.  Manny?

Manuel Mehos:

Thanks John and thank you very much for your time today.  We remain committed to delivering value to our Shareholders and strong results to enhance the franchise value of Green Bank.  Our local economies remain healthy and we continue to be vigilant to ensure our risks are well contained.  Our second quarter results are evidence of our Team’s strong execution and we are optimistic about our future.

We see this quarter as a strong reflection of our combined strategies to complete an acquisition and drive organic growth while maintaining strong credit quality.  As I mentioned in our call to announce the Patriot merger, we are by no means on the acquisition sidelines.  We are in conversation regarding several bank acquisition opportunities.  It is too early in the process to assure you that any of these transactions will be consummated, but we will continue to update you as opportunities materialize.

Operator, please open the line for questions.

Operator:

Thank you.  We will now be conducting a question and answer session.  If you would like to ask a question, please push star, one on your telephone keypad now.  A confirmation tone will indicate your line is in the question queue.  You may push star, two if you would like to remove your question from the queue.  For any participant using speaker equipment, it may be necessary to pick up your handset before pushing the star key.  One moment while we poll for questions.

Our first question come from the line of Jon Arfstrom with RBC Capital Markets.  Please go ahead with your question.

Jon Arfstrom:

Good afternoon, guys.

John Durie:

Hi Jon.

Jon Arfstrom:

Maybe start with you Don or John just thinking about the provision going forward you obviously have good growth, you’re sticking with that and Don you’re saying energy for the most parts contained and you’re not adding new exposure.  How do you want us to think about the provision going forward?  Is this something that just matches growth and charge-offs or do you feel like reserves in the overall operational level needs to go up to account for energy?

John Durie:

Yes Jon.  We think you have to think about growth and in charge-offs.  Our charge-off experience has obviously been very low this year, just right at an even position and—we will continue to look at the methodology, continue to think about what the economy might contribute, what the energy might contribute, but you know we kind of would give you the same guidance that we have that we think around 120 (inaudible) growth is about a good number to think about.

Jon Arfstrom:

Okay.

Donald Perschbacher:

Hey Jon this is Donald, let me add on, on top of that.  Also from my perspective our non-performing assets continue to come down, in particular on the loan side.  So you take that and I think our reserves are growing quarter-over-quarter.  It’s directionally consistent and as John said given our low charge off history and where we feel the energy portfolio is, I think we are in line with where we think it ought to be and where it’s going.

John Durie:

Okay the only thing that could disrupt that would be if we saw some impairment, but we’re not seeing anything that would lead to think that we’re going to have a big increase in impaired assets.

Jon Arfstrom:

Good that’s helpful.  John can you give us a Warehouse growth from Q2 versus Q1?  The mortgage warehouse balances?

John Durie:

Sure that was $88.7 million from 1Q ‘15 to 2Q ‘15.  Excuse me, we’re up $88.7 million year-to-date.  We are up about $62 million from 1Q to 2Q.

Jon Arfstrom:

Okay.  So that was a pretty good chunk of the growth.  I understand it’s one of your business ones, but that was a big chunk okay.  Then on the asset sensitivity numbers, you provide the 100 and 200 basis point numbers.  How does that look at say 25 or 50 basis points up in Fed funds?

John Durie:

Yes.  Jon we’ve given some guidance in the past and we’re still there.  We think that 25 basis point bump will do somewhere between 1.5% to 2.5% increase in net interest income and that convert (inaudible) about 4% to 7% in net income in EPS.  We still think we’re good with that.  As we talked about before.  We’re not burdened by floors (phon) much at all.  Most of or floors are built into—are spread to the index and so we think it with this first bump that we’ll see an immediate net interest income increase as a result.  Particularly considering we think we do that have some room on our deposit pricing, did not have to bump immediately there as well.  So we feel pretty good about it.  We know the next cycle should be a very gradual increase.  We’re just waiting for that first increase to really kind of flow through and see—confirm the numbers that we’ve been throwing here.

Jon Arfstrom:

Okay good thank you.

John Durie:

Yes thanks Jon.

Operator:

Thank you.  Our next question comes from the line of Kevin Fitzsimmons with Hovde Group.  Please go ahead with your question.

Kevin Fitzsimmons:

Hey guys how are you?

John Durie:

Hi Kevin.

Donald Perschbacher:

Kevin we are fine.

Kevin Fitzsimmons:

I was hoping you could repeat I think you went through it and I missed it.  Early on you were talking about the migration downwards, that you had some that went down within the past category and then get some that migrated into the class five, if could give those.  Then just more broadly if you can talk about—it seems like things holding up pretty well through this first half of the year, but looking at the back half of the year with oil prices now being down where they are versus hovering around $60 for most of the first half of the year.  How impactful do you think that will be in terms of the downward migrations and re-classes into the criticizes that you might face?  Thanks.

Donald Perschbacher:

Sure Kevin this is Donald.  A couple of things one, the migration within the past categories, we are recognizing that the risk profile of some of those borrowers, in particularly the oil field service, and the E&P side has changed.  There are thinner margins.  Their LTDs have gone up, their cash flow has gone down a little bit, but those are still just movements within past.  Those are not regulatory classifications, but we feel like we want to recognize additional risk in that portion of the portfolio.  That’s really all we’re trying to say there.  The risk profile has changed but there is still acceptable risk within that portion of the portfolio.  The more, I guess important downgrades would be the $10 million downgrade in the oil field service and little over $6 million on the reserve base side.  Those were movements in the class.  Those are still preforming loans on our books today.  They’re just rated in a classified category.  We’ve been through the portfolio pretty intensively.  We continue to look at it every month and go through and it doesn’t mean that as this low price environment stays where it is that we’re not going to see some continued migration down-warding in some of the borrowers.

I think from our perspective again where we’ve positioned the portfolio with long life assets, stable production through the low risk and lower cost of production for our borrowers.  That’s the profile that we think they’re well positioned to again withstand a longer low price environment.  I think that we’ll evaluate it again every month but I don’t see anything that is going to disrupt that significantly today where we sit based upon today prices and where the futures market is today.

Kevin Fitzsimmons:

Okay so that’s 16 then got downgraded in the classified this quarter, correct?  The ten and six?

Donald Perschbacher:

That’s correct.

John Durie:

Yes correct.

Kevin Fitzsimmons:

Then so how much is in total in energy and classified assets as of today?

Donald Perschbacher:

That’s it.

Kevin Fitzsimmons:

Oh that’s it there was none before that.  Okay.

Donald Perschbacher:

Yes that’s correct.  These were the first movements we’ve had into the classified category within our oil field service or E&P portfolio.

Kevin Fitzsimmons:

Got it.  Okay then and just one quick question on top of Jon’s before on the mortgage warehouse balances.  So you saw this big increase this quarter.  How should we think about that going into the next quarter or two?  Is there any kind of seasonal or quarter-to-quarter movement we should expect some of it coming out?

Manuel Mehos:

Geoff ahead.

Geoffrey Greenwade:

Yes.  So I think that’s just some efforts from last year starting in the fourth quarter on.  You know moving up on the pecking order of being used by those mortgage companies from say third or fourth lender second lender.  We’re continuing to add customers to that, you know we do have capacity in that group.  I don’t think you will see that type of movement on the growth the last two quarters of the year the way you have the few quarters beginning of 2015 and even back to the fourth quarter 2014.  So I think you will start moderating off.  The offset is I think the energy balances that has been continuing to deleverage down the first half of the year are slowing down also so that will probably stabilize out.  So I think from a growth standpoint, loan growth standpoint based on the activity we have on commercial real estate, C&I general lending, we still feel very confident in that 10% growth for the year.  So we’re not backing off from a guidance standpoint.

Kevin Fitzsimmons:

Okay and then just based on the margin outlook, you guys gave or reiterated it, I guess it seems like it implies you expect pretty modest compression over the back half of the year.

John Durie:

Yes we do expect a little bit of compression over the back half of the year.  The mortgage warehouse loans are priced a little more thinly than our average rate on loans.  However, they are contributing 40 to 50 basis points in miscellaneous loan fees on the non-interest income side.  So we do see some additional competition, price competition out there, but we think we’re still good in that 380 to 390.

Kevin Fitzsimmons:

Okay, thanks guys.

Geoff Greenwade:

Thanks, Kevin.

Operator:

Thank you.  Our next question comes from the line of Preeti Dixit with JPMorgan.  Please go ahead with your question.

Preeti Dixit:

Hi, good evening everyone.

Manny Mehos:

Hi, Preeti.

Preeti Dixit:

In terms of the commercial real estate and C&D growth in the quarter, I think it’s about half of what it had been running.  Can you talk about what you are seeing in the market in each of those categories and is this part of some type of risk management or are you just seeing more pay downs?  Just trying to get a sense of this as a new run rate.

John Durie:

Yes, the commercial real estate we actually expected more slowdown in the pay downs just based off of back in late fourth quarter when oil prices started going down, but that would affect commercial real estate market that we tend to participate, be active in, size-wise for 2015.  We’re not seeing that at this point.  We are becoming a little more particular on the type of construction that we’re doing, basically owner occupied that we do many perms (phon) on, not so much we’re looking for anything from a, you know, finish it be paid off.  So we are continuing to watch our construction and development category on the commercial real estate.  But the pipeline on our typical commercial real estate type product we’re going after the $2 million to $10 million type property that’s in our markets, continues to be strong and we have plenty of capacity and pipeline for that along with C&I.  So that’s why we feel fairly confident in the second half of the year continuing our loan growth on the 10% plus type pace is based on that pipeline and activity we’re seeing.

Preeti Dixit:

Okay, that’s helpful.  Then on the two energy credits you moved to classified.  Sorry if missed this but can you talk about what specifically drove the decision and then are there any specific reserves on those ones at this point?

Donald Perschbacher:

Sure.  I’ll start with the last question, there are no specific reserves on either one of those.  We’ve tested them for impairment we don’t believe there is on either one.  So what really drove the downgrades is the $10 million loans in oil field service related loan, in fact that’s a shared national credit.  It past in the exam, but our analysis and subsequent review of financial statements indicated further weakening.  It’s a company that’s related to drilling in the Bakken.  We just felt like given the trends and the higher cost that credit needed to be moved to a classified status.

We continue to watch it me with the borrowers and we’ll keep an eye on it.  It’s a fully secured facility at this point with a split between some revolver and some term debt current paying as agreed.  The energy, the reserved based credit really was driven by couple of things, one some expense issues that that borrower had in particular that got them out of balance on their cash flows and then second, weather-related items in terms of we’ve had some severe weather here in Texas range and they were disrupted more than most of our other borrowers and that impacted their cash flow and so we felt it prudent to move it to a classified status.  It’s fully secured as well as, has personal guarantees and they are working through those issues right now.

Preeti Dixit:

Got it, that’s really helpful color actually and then, just a thing here, John if we back up the merger costs and the OREO expense, I guess, we’re about $14.2 million.  Can you update us on any additional expense savings from Share Plus and how we should think about the overall expense run rate from here?

John Durie:

Sure, Preeti.  We feel like Share Plus is kind of fully baked in at this point and I think we’ll continue to see some savings as we go forward, but, I think those numbers are pretty solid in our core numbers at this point.  So, we did it on our core, if you back out the 375 on the ORE and you back out the $2 million, we are probably at about 14.1, 14.2, that feels like a good run rate for the rest of this year, particularly we’re trying to keep our staffing open as much as possible until we get Patriot closed, because we don’t—we want to create opportunities for Patriot employees to fill open positions.  So you won’t see us hiring open positions readily.  We may maybe do a few where we have to, but for the most part we’ll keep those open for the year.  So I think the 14 million quarterly is probably a good number to use.

Preeti Dixit:

Okay, got it.  Thanks for answering my questions.

John Durie:

Sure.

Operator:

Thank you.  Our next question comes from the line of Brad Milsaps with Sandler O’Neill.  Please go ahead with your question.

Brad Milsaps:

Hey good afternoon.

Manny Mehos:

Hey, Brad.

Brad Milsaps:

Hey, Donald, I just was curious if you could update us on what percentage of your book, energy book is hedged and how aggressive you are and maybe changing some of those hedges as prices moved up during the quarter, and then of course back down again but just any update there would be much appreciated.

Donald Perschbacher:

Sure, couple of things.  One, our portfolio mix today is about 77% oil, 23% gas.  So, what I would understand it’s not a fully oil-dependent portfolio.  The oil production for 2016, about 66%—I am sorry, 2015, 66% of the production is hedged for the remainder of this year, 35% is hedged through 2016.  But that’s something that will change over time.  Those are June 30 numbers.  I know, some of our borrowers have put on additional hedges since that time.  We are in active discussions and dialogue with all of them regarding sort of rolling hedge programs to make sure that they’re appropriately hedged throughout the life of the facilities.

Brad Milsaps:

Okay, great.  That’s helpful and John, if I understand correctly, the balance sheet was probably, maybe $95 million higher than it otherwise would have been because of a deposit that came in during the quarter.  Did that have any impact on your NIM?

John Durie:

No, because it was kind of in and out and so, it did not.

Geoff Greenwade:

Yes, Brad, it was here less than a week.

Brad Milsaps:

Okay, great.  So I must have missed that and then, finally, John, I appreciate the guidance on NIM.  I did notice that maybe CD costs crept up maybe 3 or so basis points linked-quarter.  So you guys sight up a little more room there to bring those down.  Do you think based on where we are with the rates and your growth trajectory that the ability to lower those costs is kind of essentially passed?

John Durie:

I think we’ve got a little downward room there Brad, as just as some of the higher priced CDs that kind of will come off in groups, but we are still looking for deposit growth that will be a very strong focus in the third quarter for us and so, we have a little bit of down room but a not lot.

Brad Milsaps:

Okay, great.  Thank you guys.

Operator:

Thank you.  Ladies and gentlemen as reminder, if you would like to ask a question please push star, one on your telephone keypad now.  One more moment while we poll for more questions.

Our next question comes from the line of Michael Young with SunTrust Robinson Humphrey.  Please go ahead with your question.

Michael Young:

Hey good afternoon.  Just wanted to ask on the fee income side, the gains on government guaranteed loans I assume that SPAs were higher this quarter.  Is that kind of a new higher run rate or was that just a result of higher volume in this quarter?

John Durie:

Michael, we feel year-to-date, we are about where we expect it to be and we do expect, so we’re at about $1.6 million for a year and that kind of 750 to 800 a quarter is a good number.  We were at 960 this quarter.  We understand the president for the sixth time only as president used the robo pen to sign the bill to keep the SPA afloat today.  So, we’re looking forward to continuing some good revenue from that segment.  While I am talking, hey John, I am backing up on your question on our growth in mortgage warehouse, I was misreading my notes, we were actually at $13 million in the first quarter, $75 million in the second quarter, $88 million total for the year.  Michael, do you have any follow-up?

Michael Young:

Yes, just one follow-up, just the level of accretion income.  I think you mentioned it earlier, but I may have missed it in all the numbers.

John Durie:

Yes, the accretion income, now are you talking about discount accretion from…

Michael Young:

Yes, from the acquisition?

John Durie:

…from acquired loans, yes, that was 5 basis points compared to 12 basis points last quarter.  Last quarter was a little bit elevated because we booked some—we trued up our Share Plus accretion decor (phon) in that quarter and so that’s a about where it’s going to be until we close Patriot.

Michael Young:

Okay, and just one last quick one if I can.  On the E&P side, you mentioned balances were slightly down.  Did you have any new relationships that you added in the quarter?

John Durie:

Any new E&P loans, Geoff?

Geoff Greenwade:

We added, if we did, it was a small, like a $2 million.  When I try to remember the timing of when we added one, either end of the first quarter or end of the second quarter, but, it was immaterial amount.

Michael Young:

Okay, thanks.

Manny Mehos:

Okay, well this concludes our webcast.  We once again appreciate your time and we hope to have another good quarter next quarter.  We will see you then.  Thank you.

John Durie:

Thank you very much.

Operator:

Thank you ladies and gentlemen.  This does conclude our teleconference for today.  You may disconnect your lines at this time.  Thank you for your participation and have a wonderful day.